
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934


Date of Report (Date of earliest event reported)   **April 1, 2003**


Transcat, Inc.

(Exact name of registrant as specified in charter)


Ohio	**0-3905**	**16-0874418**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

35 Vantage Point Drive, Rochester, New York	**14624**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **585-352-7777**


(Former name or former address, if changed since last report)


Item 8. Change in Fiscal Year

Effective as of April 1, 2003, Transcat, Inc. (the "Company") has changed its fiscal year end from March 31 to a 52/53 week fiscal year end, ending the last Saturday in March. As a result of this change, in a 52 week fiscal year, each of the Company's four quarters will be a thirteen week period, and the final month of each quarter will be a five-week period.

The purpose of this change is to allow for four equal quarterly reporting periods rather than reporting periods that had varied in length by one to two days depending upon when the calendar month ended. The Company does not believe this will materially impact its quarterly reporting.

The Company will timely file its Annual Report on Form 10-K for the fiscal year ended March 31, 2003 with the Securities and Exchange Commission. Since the effective date of the change in fiscal year is April 1, 2003, there will be no transition period, and no report covering a transition period will be filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

TRANSCAT, INC.

Dated: April 11, 2003

By: /s/ Charles P. Hadeed

Charles P. Hadeed
Vice President - Finance